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                              EXHIBIT "I"




                                      FOR:   Biovail Corporation International
                                  CONTACT:   Eugene Melnyk
                                             Chairman of the Board
                                             Kenneth Howling
                                             Chief Financial Officer
                                             Rolf Reininghaus
                                             President, Crystaal Corporation
                                             (416) 285-6000

FOR IMMEDIATE RELEASE:

         *BIOVAIL'S SUBSIDIARY, CRYSTAAL, ACQUIRES SIGNIFICANT PRODUCT*

             - IN-LICENSES BREXIDOL FROM THE CHIESI GROUP -

     Toronto, Canada, March 12, 1998 --- Biovail Corporation International (NYSE,TSE:BVF) today announced that its Canadian subsidiary, Crystaal Corporation, has entered into a licensing agreement with Italy's Chiesi Group for the marketing in Canada of Brexidol. Brexidol is indicated for the relief of mild to severe acute pain commonly associated with sports injuries and dysmenorrhea. Utilizing Host-Guest chemistry, once daily Brexidol combines a rapid onset of action with a long duration of action. Brexidol is the first medical application of Host-Guest, or supermolecular chemistry, whose researchers were awarded the Nobel Prize in chemistry in 1987.

     Eugene Melnyk, Chairman of the Board, commented, "Brexidol is the second in-licensing agreement Crystaal has completed and we look forward to concluding additional product marketing arrangements for the Canadian market during 1998. Brexidol will compete in the pain and anti-inflammatory market which is valued at U.S. $150 million annually in Canada and is expected to be approved for marketing by the Canadian authorities this year."

     The Chiesi Group is one of Italy's premier research based pharmaceutical companies. Its revenues are derived from the sale of pharmaceutical products primarily in the respiratory, cardio-vascular and muscolo-skeletal therapeutic areas. Almost 50% of Chiesi Group's sales are generated in more than 30 markets outside Italy.

                                - more -



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     Biovail Corporation International is an international full-service pharmaceutical company engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

Safe Harbor" statement under the Private Securities Litigation Reform Act of
1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.